October 22, 2021

VIA EDGAR
==========
Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Ms. Rossotto,
On August 27, 2021, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the UVA Dividend Value ETF (the “Fund”). On October 12, 2021, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Summary
Comment 1. Please supplementally provide a completed fee table and expense example before effectiveness of the Registration Statement.
Response. The completed fee table and expense example are set forth below:
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). Investors purchasing or selling Shares in the secondary market may be subject to costs (including customary brokerage commissions) charged by their broker. These costs are not included in the expense example below.
Annual Fund Operating Expenses (ongoing expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Other Expenses[1]	0.92%
Total Annual Fund Operating Expenses	1.67%
Fee Waiver and/or Expense Limitation[2]	(0.87)%
Net Annual Fund Operating Expenses	0.80%
1. “Other expenses” are based on estimated amounts for the current fiscal year and are calculated as a percentage of the Fund’s net assets.
2. Universal Value Advisers (the “Sub-Adviser”) has entered into an expense limitation agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser or Sub-Adviser)) to not more than 0.80% of the average daily net assets of the Fund through October 31, 2022, and may be terminated by the Board of Trustees at any time. The Sub-Adviser cannot recoup from the Fund any amounts paid by the Sub-Adviser under the expense limitation agreement. Further, net annual operating expenses for the Fund may exceed those contemplated by the waiver due to expenses that are not waived under the expense limitation agreement.

Example. You may also incur usual and customary brokerage commissions and other charges when buying or selling shares of the Fund, which are not reflected in the example that follows. The Example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same each year. The Example includes the Fund’s contractual expense limitation through October 31, 2022. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
One Year	Three Years
$82	$441

Comment 2. Please confirm supplementally that derivatives are not part of the 80% test.
Response. The Registrant so confirms.
Comment 3. In “Principal Investment Strategies”, please clarify the data and analysis used by the Sub-Adviser as the basis for its belief that securities are out of favor or undervalued. If applicable, please also state that the Sub-Adviser considers dividend growth as part of the analysis.
Response. The Sub-Adviser has confirmed to the Registrant that the Sub-Adviser utilizes a methodology that values past and prospective free cash flow in its analysis of whether it believes a security is out of favor and undervalued.
Comment 4. If a principal risk, please disclose the risk that undervalued companies will reduce or eliminate dividends going forward.
Response. The Registrant has added the risk requested.
Comment 5. In “Principal Investment Strategies”, the 80% test notes investments in dividend paying securities and the last sentence of the first paragraph notes dividend paying equity securities. Please reconcile the discrepancy in the wording.
Response. The Registrant has revised the disclosure as requested.
Comment 6. In “Principal Investment Strategies”, please note if any of the convertible securities will be contingent convertible securities and add a related risk.
Response. The Sub-Adviser has confirmed to the Registrant that contingent convertible securities are a principal strategy of the Fund. The Registrant has revised the strategy and added a risk accordingly.
Comment 7. In “Principal Investment Strategies”, if foreign securities will include those in emerging markets, please add disclosure and risks related to emerging markets.
Response. The Sub-Adviser has confirmed to the Registrant that investments in emerging market securities will not be a principal strategy of the Fund.

Comment 8.  In “Principal Risks of Investing in the Fund”, please consider whether the options related risks are appropriate as the first risks. If so, please supplementally disclose the extent to which the Fund will be using options.
Response. The Registrant has moved the risks to further down in the risk order.
Comment 9. In “Principal Risks of Investing in the Fund- Risks from Purchasing Options”, it notes that options may be used for hedging purposes. Please confirm the hedging use is noted in the strategy.
Response. In the first paragraph of the strategy, it notes that the options may be used to adjust the Fund’s exposure to certain equity markets, which is a reference to hedging, so the Registrant has not revised the strategy disclosure.
Comment 10. In “Principal Risks of Investing in the Fund – ETF Structure Risk”, please consider whether adding a sub-risk for cash redemptions is appropriate.

Response. The Registrant has added the disclosure requested.

Comment 11. In “Principal Risks of Investing in the Fund”, please revise the sector concentration risk to use a word besides “concentration” and state the sector(s) if known.

Response. The Registrant has revised the risk disclosure as requested. The Sub-Adviser has confirmed to the Registrant that the sectors in which the Fund may focus is not yet known.

Comment 12. In “Principal Risks of Investing in the Fund”, please consider adding risks for preferred and convertible securities.

Response. The Registrant has added the risk disclosure suggested.

Comment 13. In “Principal Risks of Investing in the Fund”, please update the COVID-19 risk as appropriate.

Response. The Registrant believes the disclosure is up to date.

Comment 14. In “Performance”, please add disclosure to the introduction that past performance is not necessarily an indication of how the Fund will perform in the future.

Response. The Registrant has added the disclosure requested.

Additional information about the Fund’s Investment Objective, Principal Investment Strategies, and Risks

Comment 15. In “Principal Investment Risks for the Fund”, please consider adding a risk for quantitative models.

Response. The Registrant has added the disclosure requested.

Comment 16. In “Principal Investment Risks for the Fund – Value Risk”, please add disclosure regarding the risk that the Sub-Adviser gets it wrong, and the actual performance is less than the Sub-Adviser’s predictions.

Response. The Registrant has added the disclosure requested.

SAI:

Comment 17. With respect to the fundamental policy on concentration, please add an explanatory note that the Fund will consider any underlying funds in which it invests when determining compliance with its concentration policy.

Response. The Registrant has added the disclosure requested.

Comment 18. In the disclosure regarding the governance committee, if applicable, please disclose that the committee will consider nominations by shareholders.

Response. The Governance Committee does not consider Independent Trustee nominations by shareholders, so disclosure was not added.

* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle